FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Mitsui completes acquisition of 10 power plants from Edison Mission Energy

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 17, 2004

Commission File Number    09929

Mitsui & Co., Ltd.
(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:December 17, 2004

MITSUI & CO., LTD.
By:	/s/ Tasuku Kondo
	Name:	Tasuku Kondo
	Title:	Executive Director
Executive Vice President
Chief Financial Officer

December 17, 2004,

Mitsui & Co., Ltd

For Immediate Release

To whom it may concern

Mitsui completes acquisition of 10 power plants from Edison Mission Energy

Mitsui & Co., Ltd. (“Mitsui”) announces that in Los Angeles (USA) on December 16, 2004 local time, in partnership with International Power plc (a large U.K. electric utility company), it has completed the acquisition of 10 power plants from Edison Mission Energy (USA), for which the purchase agreement was signed on July 29, 2004 between the three parties. The final total acquisition price was approximately US$2.0 billion (¥210 billion). Mitsui’s ownership share in the partnership is 30% and Mitsui invests approximately US$580 million (¥61 billion). Out of the acquisition price, approximately US$800 million was procured under a project finance non-recourse loan arranged by a group of commercial banks. The contract with Edison Mission Energy includes three other projects of the Philippines, Thailand, and Turkey, but the existing partner of the Philippine project has exercised a right of first refusal and a partner consent is not yet obtained for the Thai project and a condition precedent for finance is yet to be satisfied for the Turkish project. These projects are still under negotiation.

The acquired assets comprise a portfolio of international power generation assets in 6 countries around the world namely in Europe, Australia, Asia and Puerto Rico, totalling approximately 4,670MW in net capacity, among which Mitsui’s share is 1,400MW. Combining its existing portfolio (including projects under construction), Mitsui owns about 2,370MW in net capacity, positioning itself as one of the largest Asian independent power producers. Fuel type of power generation varies from gas and coal to hydro and wind. Acquired assets constitute an excellent portfolio with the assets almost all operating under long-term power purchase agreements and contracts.

With the initial objectives of warranting early stable operations of the acquired asset portfolio and further business expansion, Mitsui established a new company, “Mitsui & Co. Power & Infrastructure Development Limited”(“MPID”) (CEO Shintaro Ambe, General Manager of Power & Infrastructure Project Development Div.; Equity ¥100 million) on December 1, 2004. MPID will be filled with professional staff with expertise in the power field hired internally and externally. It will undertake management support services for the newly acquired assets and further expand its business, including but not limited to new project development and operation and maintenance services of power stations.

Mitsui regards participation into power generation business as one of its core business areas in its Mid-term Business Plan “Global Growth 2006”. Mitsui has a goal to achieve a net capacity of 6,000MW by the year 2010, and its acquisition of Edison Mission Energy’s power plant portfolio is the first step of the above-mentioned business strategy and will greatly contribute to expanding Mitsui’s business portfolio and profit basis.

For further information, Please contact
Mitsui & Co., Ltd.

Corporate Communications Division

Tel: +81-3-3285-7564

Investor Relations Division

Tel: +81-3-3285-7910

Attachment: Overview of Acquired Power Generation Assets from Edison Mission Energy

MITSUI & CO., LTD.
December 17, 2004

Acquired Assets (Net Capacity 4,666MW, Mitsui's Share 1,400MW)

Area	Plant	Country	Fuel	EME's share	Gross Capacity (MW)	EME's share basis (MW)
Europe	Derwent	UK	Gas	33%	214	71
	First Hydro	UK	Hydro	100%	2,088	2,088
	ISAB Ita	ly	Syngas	49%	528	259
	Italian Wind	Italy	Wind	50%	303	152
	Spanish Hydro	Spain	Hydro	96%	84	81
Asia	Paiton	Indonesia	Coal	45%	1,230	550
Australia	Kwinana	Australia	Gas	70%	118	83
	Loy Yang B	Australia	Coal	100%	940	940
	Valley Power	Australia	Gas	60%	300	180
Puerto Rico	EcoElectrica	Puerto Rico	LNG	50%	524	262
				Total	6,329	4,666

* **In the Purchase Agreement with Edison Mission Energy, the following three projects are also included. But, for the Turkey project the conditions precedent are not completed yet, for the Philippine project the partner exercised preemption ritht, and we have not obtained the consent for the Thai project. These 3 projects are still under negotiation.**

Europe	Doga	Turkey	Gas	80%	180	144
Asia	CBK	Philippine	Hydro	50%	792	396
	Tri Energy	Thai	Gas	25%	700	175

Acquisition Structure

International Power, UK
70%
Mitsui & Co., Ltd.
30%
Edison Mission Energy, USA
Project Finance
Non-Recourse loan by syndicate of commercial banks
Joint Venture
Acquisition
MEC International BV (Acquired Assets)
American Assets

Map of the Acquired Assets

First Hydro 2,088MW
Derwent 71MW
Italian Wind 152MW
Spanish Hydro 81MW
ISAB 259MW
Doga 144MW
EcoElectrica 262MW
Tri Energy 175MW
CBK 396MW
Paiton 550MW
Kwinana 83MW
Loy Yang B 940MW
Valley Power 180MW
Eagle Assets
Hydro
Coal
Gas
Other

Companies' Summary

Edison Mission Energy

Started : 1986
CEO : Thomas R. McDaniel
Shareholders' equity : US$ 1.9 billion (as of the end of 2003)
Sales : US$ 3.2 billion (for 2003)
Headquarter place : California, U.S.A.

International Power

Sarted : 2000
CEO : Philip Cox
Shareholders' equity : £ 1.6 billion (as of the end of 2003)
Sales : £ 850 million (for 2003)
Headquarter place : London, U.K.